EXHIBIT 99.1

VOX ROYALTY NOTES INCLUSION OF

HECLA’S LIBBY EXPLORATION PROJECT IN

FAST-41 CRITICAL MINERALS DASHBOARD

DENVER – April 29, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to note that on April 22, 2025, Vox’s royalty operating partner, Hecla Mining Company (“Hecla”) (NYSE:HL), announced that its Libby Exploration Project (“Libby Project”), over which Vox holds a US$0.20/ton production royalty, has been added to the Federal Permitting Improvement Steering Council’s FAST-41 permitting dashboard. This inclusion, announced by the Trump Administration on April 18, 2025, recognizes the project's strategic importance in advancing domestic silver and copper production.

The FAST-41 designation aims to streamline the federal permitting process for critical infrastructure projects and to provide increased transparency and efficiency. Hecla's Libby Project, located in northwestern Montana, is now positioned to potentially benefit from this enhanced permitting framework. As further summarised by Hecla President and CEO, Rob Krcmarov: “We're pleased that the Libby Project has been recognized in the White House's critical minerals initiative and added to the FAST-41 dashboard. This priority status acknowledges the strategic importance of developing domestic silver and copper resources and should help streamline the remaining permitting process as we move toward a final Record of Decision.”

Kyle Floyd, Chief Executive Officer of Vox stated: “The inclusion of the Libby Project on the FAST-41 Critical Minerals Dashboard marks a major step forward for one of the largest undeveloped silver-copper assets in the United States. Vox’s production royalty over the Libby Project currently doesn’t receive significant investor or analyst visibility, despite its potential to generate meaningful annual royalty revenues for Vox if the project is developed. While this royalty was a small investment for Vox as part of a larger portfolio deal, with current book value below $100,000, it is representative of the optionality in the portfolio which pairs near-term cash-flowing assets with longer-dated large orebodies that Vox management believes have considerable potential.”

Background on the Libby/Montanore Project

The Libby Project (formerly referred to as the Montanore Project), situated approximately 20 miles south of Libby, Lincoln County, Montana and located 50 miles from Hecla’s Lucky Friday Mine in Idaho, has an extensive exploration history dating back to the early 1980s. Initial exploration efforts began with the construction of the Libby Adit, a 14,000-foot tunnel, between 1989 and 1991. Further underground work was conducted in 2009 to facilitate continued underground exploration with initial preliminary engineering studies completed from 2010 – 2011 by Mines Management Inc. (“MMI”).

Hecla acquired the Libby Project in September 2016 with the corporate acquisition of MMI. Geologically, the deposit is categorized as a stratabound sediment-hosted silver-copper deposit, and is one of three major deposits in the area, including the Troy Mine and Rock Creek deposit. MMI released a historical Preliminary Economic Assessment on the project dated February 3, 2011.

According to Hecla's reported data, the Inferred mineral resources(1) for the Libby Project as of December 31, 2024 are as follows:

Resource Classification	Tonnage (Kt)	Silver Grade (oz/ton)	Copper Grade (%)	Contained Silver (Koz)	Contained Copper (Tons)
Inferred	112,185	1.6	0.7	183,346	759,420

According to Hecla, the combined Montanore & Rock Creek projects are the 3rd largest undeveloped copper (silver) deposits in the United States (Source: Hecla September 20, 2020 investor presentation).

A new Plan of Operations for the Libby Project limited to underground exploration and evaluation activities was submitted to the U.S. Forest Service and is currently under an Environmental Assessment review (“EA”) under the National Environmental Policy Act (“NEPA”). According to Hecla, upon successful completion of the EA process under the NEPA, and if subsequent data collection and analysis activities suggest development of a mine is feasible, it is anticipated that a new Plan of Operations for the construction and development of a mine at the Libby Exploration site would be submitted for approval.

1

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com (720) 602-4223	info@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from the Libby Exploration Project, expectations regarding the size, quality and exploitability of the resources at the Libby Exploration Project, future operations and work programs of Vox’s mining operator partner, the receipt of expected and potential royalty payments derived from the Libby Exploration Project, anticipated future cash flows and future financial reporting by Vox, requirements for and operator ability to receive regulatory approvals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, including international trade and tariffs; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine and the middle east, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Information with respect to Libby Inferred Mineral Resources dated December 31, 2024 is set forth below (https://www.hecla.com/exploration):

a.

Mineral resources for operating properties are based on $1,750/oz gold, $21/oz silver, $1.15/lb lead, $1.35/lb zinc and $3.00/lb copper, unless otherwise stated. Mineral resources for non-operating resource projects are based on $1,700/oz for gold, $21.00/oz for silver, $1.15/lb for lead, $1.35/lb for zinc and $3.00/lb for copper, unless otherwise stated.

b.

Inferred resource at the Libby Exploration Project reported at a minimum thickness of 15 feet and an NSR cut-off value of $24.50/ton NSR; Metallurgical recoveries: 88% for silver and 92% copper. Resources adjusted based on mining restrictions as defined by U.S. Forest Service, Kootenai National Forest, Montana DEQ in December 2015 ‘Joint Final EIS, Montanore Project’ and the February 2016 U.S Forest Service – Kootenai National Forest ‘Record of Decision, Montanore Project’.

c.

Reporting requirements in the United States for disclosure of mineral properties as of December 31, 2020 and earlier are governed by the SEC’s Securities Act Industry Guide 7, entitled “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” (Guide 7). Effective January 1, 2021, the SEC has issued new rules rescinding Guide 7. Mining companies are not required to comply with the new rules until the first fiscal year beginning on or after January 1, 2021. Thus, the Company will be required to comply with the new rules when filing its Form 10-K for the fiscal year ended December 31, 2021. The Company is also a “reporting issuer” under Canadian securities laws, which require estimates of mineral resources and reserves to be prepared in accordance with Canadian National Instrument 43-101 (NI 43-101). NI 43-101 requires all disclosure of estimates of potential mineral resources and reserves to be disclosed in accordance with its requirements. Such Canadian information is included herein to satisfy the Company’s “public disclosure” obligations under Regulation FD of the SEC and to provide U.S. holders with ready access to information publicly available in Canada.

d.

Reporting requirements in the United States for disclosure of mineral properties under Guide 7 compared to the new SEC rules (Item 1300 of Regulation S-K under the Securities and Exchange Act of 1934) and the requirements in Canada under NI 43-101 standards are substantially different. This document contains a summary of certain estimates of the Company, not only of Proven and Probable reserves within the meaning of Guide 7, but also of mineral resource and mineral reserve estimates estimated in accordance with the new SEC rules and definitional standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. Under Guide 7, the term “reserve” means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The term “economically”, as used in the definition of reserve, means that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions. The term “legally”, as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, Hecla must have a justifiable expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with Hecla’s current mine plans. The terms “Measured resources”, “Indicated resources,” and “Inferred resources” are mining terms as defined in accordance with the new SEC rules and NI 43-101. These terms are not defined under Guide 7 and prior to January 1, 2021, were not normally permitted to be used in reports and registration statements filed with the SEC in the United States, except where required to be disclosed by foreign law. The term “resource” does not equate to the term “reserve”. Under Guide 7, the material described herein as “Indicated resources” and “Measured resources” would be characterized as “mineralized material” and is permitted to be disclosed in tonnage and grade only, not ounces. The category of “inferred resources” is not recognized by Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into Proven or Probable reserves. “Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of such a “resource” will ever be upgraded to a higher category or will ever be economically extracted. Investors are cautioned not to assume that all or any part of a “resource” exists or is economically or legally mineable. Investors are also especially cautioned that the mere fact that such resources may be referred to in ounces of silver and/or gold, rather than in tons of mineralization and grades of silver and/or gold estimated per ton, is not an indication that such material will ever result in mined ore which is processed into commercial silver or gold.

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